Filed Pursuant to Rule 424(b)(3)

Registration No. 333-287015

PROSPECTUS SUPPLEMENT NO. 1

(To Prospectus Dated May 14, 2025)

4,067,553 SHARES OF COMMON STOCK

This prospectus supplement (this “Supplement”) is being filed to update and supplement the information contained in the prospectus dated May 14, 2025 (the “Prospectus”) relating to the resale from time to time of up to 4,067,553 shares of common stock, par value $0.0001 (“Common Stock”), of Volato Group, Inc., a Delaware corporation (“we,” “us,” “our,” or the “Company”) by JAK Opportunities IX, LLC (the “Selling Stockholder”) consisting of 4,067,553 shares of Common Stock issuable upon the conversion of (i) a 10% original issue discount senior unsecured convertible promissory note issued to the Selling Stockholder on December 4, 2024 in an aggregate original principal amount of $4,500,000 (the “First Tranche Note”) and (ii) a 10% original issue discount senior unsecured convertible promissory note to be issued to the Selling Stockholder in an aggregate original principal amount of $1,500,000, subject to the satisfaction or waiver of certain conditions (the “Second Tranche Note” and together with the First Tranche Note, the “Notes”), in each case, issued or issuable pursuant to the terms of that certain Securities Purchase Agreement, dated as of December 4, 2024, that we entered into with the Selling Stockholder. Each of the Prospectus and this Supplement form a part of a registration statement on Form S-1, as amended (File No. 333-287015) declared effective by the Securities and Exchange Commission (the “SEC”) on May 14, 2025 (the “Registration Statement”).

This Supplement updates and supplements the information in the Registration Statement and Prospectus, and is not complete without, and may not be delivered or utilized except in combination with, the Registration Statement and the Prospectus, including any amendments or supplements thereto. This Supplement should be read in conjunction with the Registration Statement and the Prospectus and if there is any inconsistency between the information in the Registration Statement or Prospectus and this Supplement, you should rely on the information in this Supplement.

We are not selling any securities under the Prospectus or this Supplement and will not receive any of the proceeds from the sale of shares of common stock by the Selling Stockholder. However, we received $4,050,000 in aggregate gross proceeds in connection with the issuance and sale of the First Tranche Note and we will receive an additional $1,350,000 in aggregate gross proceeds in connection with the issuance and sale of the Second Tranche Note (in each case, after giving effect to the 10% original issue discount for such Notes).

Our shares of Common Stock are listed on the NYSE American LLC under the symbol “SOAR”. On June 3, 2025, the closing sale price per share of our common stock was $2.63.

Investing in our Common Stock involves risks. Before buying any shares of Common Stock, you should carefully review the risks and uncertainties described under the heading “Risk Factors” beginning on page 8 of the Prospectus and in the documents incorporated by reference into the Prospectus.

Neither the SEC nor any state securities commission has approved or disapproved of the securities to be issued under the Prospectus or passed upon the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is June 5, 2025

EXPLANATORY NOTE

This Supplement is being filed solely to update and supplement the information included in the Prospectus with certain information set forth below. Capitalized terms that are used but not defined in this Supplement are defined in the Prospectus. In this regard, the section of the Prospectus titled “Prospectus Summary – The Selling Stockholder Transactions” is hereby supplemented as follows:

Side Letter

On May 22, 2025, the Company and the Selling Stockholder entered into a Side Letter (the “Side Letter”), pursuant to which the Company and the Selling Stockholder (i) acknowledged and agreed that, as of May 22, 2025, the Company had not fully satisfied the necessary conditions to close on the Second Tranche Note and at that time, neither party was obligated to close on the Second Tranche Note unless the necessary closing conditions were satisfied or waived pursuant to the terms of the SPA, and (ii) agreed that the Selling Stockholder would forbear from enforcing its rights in connection with the Company’s failure to make monthly payments due or to become due under Section 1(c) of the First Tranche Note with respect to two payments that became due in connection with an Amortization Event (as defined in the Notes), which was subsequently cured by the Company.

As of the date of this Supplement, the Company has not yet satisfied its obligations under the previously disclosed Settlement Agreement and Stipulation entered into with Sunpeak Holdings Corporation (“Sunpeak”) that became effective on November 6, 2024 (the “Settlement Agreement”) and that relates to the settlement of outstanding claims owed to Sunpeak. Under the Settlement Agreement, Sunpeak agreed to purchase certain outstanding payables between the Company and designated vendors of the Company totaling approximately $4.7 million (the “Claims”), and to thereafter exchange such Claims for a settlement amount payable in shares of Common Stock. Instead of certain of the Claims being resolved under the Settlement Agreement, the Company satisfied a $1.2 million portion of the Claims directly with the applicable vendor through cash payments made in the first quarter of 2025. The Company expects that its remaining obligations under the Settlement Agreement will be satisfied in full no later than December 31, 2025. Notwithstanding the foregoing, the parties may waive the closing condition requiring the Company to have satisfied such outstanding obligations under the Settlement Agreement.